UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. ______)*

Aware, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05453N-10-0
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05453N-10-0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles K. Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,137,629
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,137,629
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,629
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05453N-10-0

Item 1(a).	Name of Issuer:
Aware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
40 Middlesex Turnpike
Bedford, MA 01730

Item 2(a).	Name of Person Filing:

Charles K. Stewart

Item 2(b).	Address of Principal Business Office or, if none, Residence:
7 Bristol Road
Northfield, IL 60093

Item 2(c).	Citizenship:
U.S.A.

Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:
05453N-10-0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 05453N-10-0

Item 4.	Ownership

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 20,039,145 shares of Common Stock of the Issuer outstanding as of October 25, 2010, as reported on the most recent quarterly report of the Issuer on Form 10-Q dated October 29, 2010.  192,431 shares of the shares reported as beneficially owned are held by Stewarts Children’s Trust U/A for the benefit of the Reporting Person’s children. The Reporting Person’s spouse is the trustee of the trust.  The filing of this report shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares held by the trust.

(a)	Amount beneficially owned:
1,137,629 shares

(b)	Percent of class:
5.68%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 20,039,145 shares of Common Stock of the Issuer outstanding as of October 25, 2010, as reported on the most recent quarterly report of the Issuer on Form 10-Q dated October 29, 2010.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,137,629

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,137,629

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 14, 2011	/s/ Charles K. Stewart
Name: Charles K. Stewart